This pricing supplement, which is not complete and may be changed, relates to an effective Registration Statement under the Securities Act of 1933. This pricing supplement and the accompanying product supplement, prospectus supplement and prospectus are not an offer to sell these Notes in any country or jurisdiction where such an offer would not be permitted.

Linked to the S&P 500® Daily Risk Control 5% USD Excess Return Index

•	Maturity of approximately 5 years.
•	1:1 upside exposure to increases in the Underlying.
•	Otherwise, at maturity investors will receive the principal amount.
•	All payments on the Notes are subject to the credit risk of BofA Finance LLC (“BofA Finance”) and Bank of America Corporation (“BAC” or the “Guarantor”).
•	No periodic interest payments.
•	The Notes linked to the S&P 500® Daily Risk Control 5% USD Excess Return Index (the “Notes”) are expected to price on December 16, 2019, expected to issue on December 19, 2019 and expected to mature on December 19, 2024.
•	The Notes will not be listed on any securities exchange.
•	CUSIP No. 09709TYH8

The initial estimated value of the Notes as of the pricing date is expected to be between $930 and $960 per Note, which is less than the public offering price listed below. The actual value of your Notes at any time will reflect many factors and cannot be predicted with accuracy. See “Risk Factors” beginning on page PS-7 of this pricing supplement and “Structuring the Notes” on page PS-20 of this pricing supplement for additional information. Potential purchasers of the Notes should consider the information in “Risk Factors” beginning on page PS-7 of this pricing supplement, page PS-5 of the accompanying product supplement, page S-4 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined on page PS-20) is truthful or complete. Any representation to the contrary is a criminal offense.

	Public offering price(1)	Underwriting discount (1)	Proceeds, before expenses, to BofA Finance
Per Note	$1,000.00	$30.00	$970.00
Total
(1) Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forgo some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the Notes in these fee-based advisory accounts may be as low as $970.00 per Note.

The Notes and the related guarantee:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

BofA Securities

Selling Agent

NOTES Linked to the S&P 500® Daily Risk Control 5% USD Excess Return Index

Terms of the Notes

The Notes provide you a 1:1 return if the Ending Value of the Underlying, which is the S&P 500® Daily Risk Control 5% USD Excess Return Index, is greater than the Starting Value. If the Ending Value is equal to or less than the Starting Value, you will receive the principal amount. The Notes are not traditional debt securities and it is possible that you may not earn a return on your investment. Any payments on the Notes will be calculated based on $1,000 in principal amount of Notes and will depend on the performance of the Underlying, subject to our and BAC’s credit risk.

Issuer:	BofA Finance
Guarantor:	BAC
Denominations:	The Notes will be issued in minimum denominations of $1,000 and whole multiples of $1,000 in excess thereof.
Term:	Approximately 5 years
Underlying:	The S&P 500® Daily Risk Control 5% USD Excess Return Index (Bloomberg symbol: “SPXT5UE”)
Pricing Date*:	December 16, 2019
Issue Date*:	December 19, 2019
Valuation Date*:	December 16, 2024, subject to postponement as described under “Description of the Notes—Certain Terms of the Notes—Events Relating to Calculation Days” of the accompanying product supplement. If the Valuation Date is not a business day, the Valuation Date will be postponed to the next business day.
Maturity Date*:	December 19, 2024
Starting Value:	The closing level of the Underlying on the Pricing Date.
Ending Value:	The closing level of the Underlying on the Valuation Date, as determined by the calculation agent.
Underlying Return:	(Ending Value-Starting Value) Starting Value
Redemption Amount:

At maturity the Redemption Amount per $1,000 in principal amount of Notes will be:

a)        If the Ending Value is greater than the Starting Value:

$1,000 + ($1,000 x Underlying Return)

b)       If the Ending Value is equal to or less than the Starting Value:

$1,000

Calculation Agent:	BofA Securities, Inc. (“BofAS”), an affiliate of BofA Finance.
Selling Agent:	BofAS
CUSIP:	09709TYH8
Events of Default and Acceleration:

If an Event of Default, as defined in the Senior Indenture and in the section entitled “Events of Default and Rights of Acceleration” beginning on page 35 of the accompanying prospectus, with respect to the Notes occurs and is continuing, the amount payable to a holder of the Notes upon any acceleration permitted under the Senior Indenture will be equal to the amount described under the section “Redemption Amount Determination” below, calculated as though the date of acceleration were the Maturity Date of the Notes and as though the Valuation Date were the third trading day prior to the date of acceleration. The calculation agent shall pro-rate the period of time elapsed between the issue date of the Notes and the date of acceleration.  In case of a default in the payment of the Notes, whether at their maturity or upon acceleration, the Notes will not bear a default interest rate.

*Subject to change

Any payments on the Notes depend on the credit risk of BofA Finance, as Issuer, and BAC, as Guarantor, and on the performance of the Underlying. The economic terms of the Notes are based on BAC’s internal funding rate, which is the rate it would pay to borrow funds

NOTES | PS-2

NOTES Linked to the S&P 500® Daily Risk Control 5% USD Excess Return Index

through the issuance of market-linked notes, and the economic terms of certain related hedging arrangements BAC’s affiliates enter into. BAC’s internal funding rate is typically lower than the rate it would pay when it issues conventional fixed or floating rate debt securities. This difference in funding rate, as well as the underwriting discount and the hedging related charges described below (see “Risk Factors” beginning on page PS-8), will reduce the economic terms of the Notes to you and the initial estimated value of the Notes. Due to these factors, the public offering price you pay to purchase the Notes will be greater than the initial estimated value of the Notes as of the pricing date.

The initial estimated value range of the Notes as of the date of this pricing supplement is set forth on the cover page of this pricing supplement. The final pricing supplement will set forth the initial estimated value of the Notes as of the pricing date. For more information about the initial estimated value and the structuring of the Notes, see “Risk Factors” beginning on page PS-7 and “Structuring the Notes” on page PS-20.

NOTES | PS-3

NOTES Linked to the S&P 500® Daily Risk Control 5% USD Excess Return Index

Redemption Amount Determination

On the Maturity Date, you will receive a cash payment per $1,000 in principal amount of Notes determined as follows:

Yes

All payments described above are subject to Issuer and Guarantor credit risk.

NOTES | PS-4

NOTES Linked to the S&P 500® Daily Risk Control 5% USD Excess Return Index

Hypothetical Payout Profile and Examples of Payments at Maturity

Notes Table

The following table and Redemption Amount Calculation Examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the Notes. They illustrate the calculation of the Redemption Amount and return based on a hypothetical Starting Value of 100 and a range of hypothetical Ending Values. The actual amount you receive and the resulting return will depend on the actual Starting Value, Ending Value and whether you hold the Notes to maturity. The following examples do not take into account any tax consequences from investing in the Notes.

For recent actual levels of the Underlying, see “The Underlying” section below. All payments on the Notes are subject to Issuer and Guarantor credit risk.

Ending Value	Underlying Return	Redemption Amount per Note	Return on the Notes
160.00	60.00%	$1,600.00	60.00%
150.00	50.00%	$1,500.00	50.00%
140.00	40.00%	$1,400.00	40.00%
130.00	30.00%	$1,300.00	30.00%
120.00	20.00%	$1,200.00	20.00%
110.00	10.00%	$1,100.00	10.00%
100.00(1)	0.00%	$1,000.00(2)	0.00%
90.00	-10.00%	$1,000.00	0.00%
80.00	-20.00%	$1,000.00	0.00%
70.00	-30.00%	$1,000.00	0.00%
60.00	-40.00%	$1,000.00	0.00%
50.00	-50.00%	$1,000.00	0.00%
0.00	-100.00%	$1,000.00	0.00%

(1)	The hypothetical Starting Value of 100 used in the table above has been chosen for illustrative purposes only and does not represent a likely Starting Value for the Underlying.
(2)	Subject to our credit risk, the minimum Redemption Amount for the notes is equal to the principal amount.

NOTES | PS-5

NOTES Linked to the S&P 500® Daily Risk Control 5% USD Excess Return Index

Hypothetical Payout Profile and Examples of Payments at Maturity

Redemption Amount Calculation Examples

Example 1

The Ending Value is 130.00, or 130.00% of the Starting Value: Starting Value: 100.00

Ending Value: 130.00

= $1,300.00 Redemption Amount per $1,000 in principal amount of Notes

Example 2

The Ending Value is 80.00, or 80.00% of the Starting Value: Starting Value: 100.00

Ending Value: 80.00

= $800.00 Redemption Amount per Note; however, because the Redemption Amount for the Notes cannot be less than the Minimum Redemption Amount, the Redemption Amount will be $1000.00 per $1,000 in principal amount of Notes

NOTES | PS-6

NOTES Linked to the S&P 500® Daily Risk Control 5% USD Excess Return Index

Risk Factors

Your investment in the Notes entails significant risks, many of which differ from those of a conventional debt security. Your decision to purchase the Notes should be made only after carefully considering the risks of an investment in the Notes, including those discussed below, with your advisors in light of your particular circumstances. The Notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the Notes or financial matters in general. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections beginning on page PS-5 of the accompanying product supplement, page S-4 of the accompanying prospectus supplement and page 7 of the accompanying prospectus, each as identified on page PS-21 below.

•	You may not earn a return on your investment. The payment you will receive at maturity will depend on whether the level of the Underlying increases from the Starting Value to the Ending Value. If the level of the Underlying decreases from the Starting Value to the Ending Value (or if the level of the Underlying is unchanged), you will not receive any positive return on the Notes and will only receive the principal amount.
•	The Notes do not bear interest. Unlike a conventional debt security, no interest payments will be paid over the term of the Notes, regardless of the extent to which the Ending Value of the Underlying exceeds the Starting Value.
•	Your return on the Notes may be less than the yield on a conventional debt security of comparable maturity. Any return that you receive on the Notes may be less than the return you would earn if you purchased a conventional debt security with the same Maturity Date. As a result, your investment in the Notes may not reflect the full opportunity cost to you when you consider factors, such as inflation, that affect the time value of money.
•	Any payments on the Notes are subject to the credit risk of BofA Finance and the Guarantor, and actual or perceived changes in BofA Finance or the Guarantor’s creditworthiness are expected to affect the value of the Notes. The Notes are our senior unsecured debt securities. Any payment on the Notes will be fully and unconditionally guaranteed by the Guarantor. The Notes are not guaranteed by any entity other than the Guarantor. As a result, your receipt of the Redemption Amount at maturity will be dependent upon our ability and the ability of the Guarantor to repay our respective obligations under the Notes on the Maturity Date, regardless of the performance of the Underlying.

In addition, our credit ratings and the credit ratings of the Guarantor are assessments by ratings agencies of our respective abilities to pay our obligations. Consequently, our or the Guarantor’s perceived creditworthiness and actual or anticipated decreases in our or the Guarantor’s credit ratings or increases in the spread between the yield on our respective securities and the yield on U.S. Treasury securities (the “credit spread”) prior to the Maturity Date may adversely affect the market value of the Notes. However, because your return on the Notes depends upon factors in addition to our ability and the ability of the Guarantor to pay our respective obligations, such as the values of the Underlyings, an improvement in our or the Guarantor’s credit ratings will not reduce the other investment risks related to the Notes.

•	We are a finance subsidiary and, as such, will have limited assets and operations. We are a finance subsidiary of BAC and will have no assets, operations or revenues other than those related to the issuance, administration and repayment of our debt securities that are guaranteed by the Guarantor. As a finance subsidiary, to meet our obligations under the Notes, we are dependent upon payment or contribution of funds and/or repayment of outstanding loans from the Guarantor and/or its other subsidiaries. Therefore, our ability to make payments on the Notes may be limited.
•	The public offering price you pay for the Notes will exceed their initial estimated value. The range of initial estimated values of the Notes that is provided on the cover page of this preliminary pricing supplement, and the initial estimated value as of the pricing date that will be provided in the final pricing supplement, are each estimates only, determined as of a particular point in time by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads and those of the Guarantor, the Guarantor’s internal funding rate, mid-market terms on hedging transactions, expectations on interest rates, dividends and volatility, price-sensitivity analysis, and the expected term of the Notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and lower than their initial estimated value. This is due to, among other things, changes in the level of the Underlying, the Guarantor’s internal funding rate, and the inclusion in the public offering price of the underwriting discount and the hedging related charges, all as further described in "Structuring the Notes" below. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways.
•	The initial estimated value does not represent a minimum or maximum price at which we, BAC, BofAS or any of our other affiliates would be willing to purchase your Notes in any secondary market (if any exists) at any time. The value of your Notes at any time after issuance will vary based on many factors that cannot be predicted with accuracy, including the performance of the Underlying, our and BAC’s creditworthiness and changes in market conditions.

NOTES | PS-7

NOTES Linked to the S&P 500® Daily Risk Control 5% USD Excess Return Index

•	We cannot assure you that a trading market for your Notes will ever develop or be maintained. We will not list the Notes on any securities exchange. We cannot predict how the Notes will trade in any secondary market or whether that market will be liquid or illiquid.
•	The Redemption Amount will not reflect changes in the level of the Underlying other than on the Valuation Date. The levels of the Underlying during the term of the Notes other than on the Valuation Date will not be reflected in the calculation of the Redemption Amount. Notwithstanding the foregoing, investors should generally be aware of the performance of the Underlying while holding the Notes. The calculation agent will calculate the Redemption Amount by comparing only the Starting Value to the Ending Value. No other levels of the Underlying will be taken into account. As a result, you will not receive a return on your investment at maturity even if the level of the Underlying has increased at certain times during the term of the Notes before decreasing to a level that is equal to or less than the Starting Value on the Valuation Date.
•	The publisher of the S&P 500® Index and the Underlying may adjust the S&P 500® Index or the Underlying in a way that affects the levels of the Underlying, and the publisher has no obligation to consider your interests. S&P Dow Jones Indices LLC is the publisher of both the Underlying and the S&P 500® Index (which is used to construct the Underlying). S&P Dow Jones Indices LLC can add, delete, or substitute the components included in the S&P 500® Index that could change its level. A new security included in the S&P 500® Index may perform significantly better or worse than the replaced security, and the performance will impact the level of the S&P 500® Index. This in turn could impact the level of the Underlying. S&P Dow Jones Indices LLC can also make other methodological changes that could change the level of the Underlying or the level of the S&P 500® Index. Additionally, S&P Dow Jones Indices LLC may alter, discontinue, or suspend calculation or dissemination of the Underlying. Any of these actions could adversely affect the value of your Notes. S&P Dow Jones Indices LLC will have no obligation to consider your interests in calculating or revising the S&P 500® Index or the Underlying.
•	Notwithstanding that the title of the Underlying includes the phrase “Risk Control,” the Underlying may underperform the S&P 500® Total Return Index and there is no guarantee that the Underlying will achieve the 5% volatility target. Although the title of the Underlying includes the phrase “Risk Control,” the Underlying may decrease significantly more or increase significantly less than the S&P 500® Total Return Index, and the Notes are not necessarily less risky than, and will not necessarily have better returns than, notes linked to the S&P 500® Total Return Index. The Underlying dynamically adjusts its notional exposure to the S&P 500® Total Return Index based on observed volatility in an attempt to maintain volatility approximately equal to the target volatility of 5%, subject to a maximum exposure of 150% and a minimum exposure of 0% (as described below under “The Underlying”). This volatility-targeting feature of the Underlying may cause the Underlying to reduce its exposure to the S&P 500® Total Return Index in periods of high volatility, even if the S&P 500® Total Return Index generally is performing positively. If the Underlying’s notional exposure to the S&P 500 Total Return Index is less than 100%, the difference will not be notionally invested and will earn no return. The performance of the Underlying may be negative or less positive than the performance of the S&P 500® Total Return Index during such periods, and therefore the return on the Notes may be less, and may be significantly less, than an investment based on the performance of the S&P 500® Total Return Index.

The Underlying is rebalanced at the close of each index calculation day. Due to the method used to determine the Underlying’s exposure to the S&P 500® Total Return Index (as further described in “The Underlying” below), however, there is a lag of two index calculation days between the calculation of exposure to the S&P 500® Total Return Index and the rebalancing of the Underlying in accordance with that calculation. Due to this two-day lag and the fact that volatility can fluctuate significantly during this period, the Underlying will not reflect the most current volatility of the S&P 500® Total Return Index.

In addition, because the exposure of the Underlying to the S&P 500® Total Return Index is subject to a maximum leverage factor of 150%, the Underlying may not be able to fully participate in the appreciation of the S&P 500® Total Return Index during times of low volatility when achieving a volatility target of 5% would require an exposure in excess of 150%. Therefore, there is no guarantee that the Underlying will achieve the 5% volatility target.

•	The Underlying may be subject to increased volatility due to the use of leverage. The Underlying employs a risk-control strategy that uses mathematical equations to target 5% volatility, as described below under “The Underlying”. When the volatility of the S&P 500® Total Return Index is less than the Underlying’s target volatility of 5%, the Underlying will employ leverage to increase the exposure of the Underlying to the S&P 500® Total Return Index, up to maximum exposure of 150%. When the Underlying is leveraged, any movements in value of the S&P 500® Total Return Index may result in greater changes in the value of the Underlying than if leverage were not used. In particular, the use of leverage will magnify any negative performance of the S&P 500® Total Return Index. For example, if exposure to the S&P 500® Total Return Index is 130%, a 1% decrease in the value of the S&P 500® Total Return Index on such day would cause the Underlying to fall by 1.30%.
•	The Underlying may be subject to borrowing costs due to the use of leverage, which will reduce the return on the Underlying relative to the S&P 500® Total Return Index. The Underlying employs a risk-control strategy that uses mathematical equations to target 5% volatility, as described below under “The Underlying”. The Underlying may employ leverage to increase the exposure of the Underlying to the S&P 500® Total Return Index. Exposure in excess of 100% (i.e., leverage) is achieved by hypothetically borrowing cash at a rate of overnight U.S.

NOTES | PS-8

NOTES Linked to the S&P 500® Daily Risk Control 5% USD Excess Return Index

dollar LIBOR, which will reduce any positive return and will increase any negative return relative to the S&P 500® Total Return Index. As leverage increases, borrowing costs increase.

•	Controlled volatility does not mean the Underlying will have lower volatility than the S&P 500® Total Return Index. The Underlying employs a risk-control strategy that uses mathematical equations to target 5% volatility, as described below under “The Underlying”. However, controlled volatility does not mean that the Underlying will have lower volatility than the S&P 500® Total Return Index. The realized volatility of the S&P 500® Total Return Index may be less than the Underlying’s volatility target of 5% over extended periods of time, in which case the Underlying’s exposure to the S&P 500® Total Return Index will be increased in an attempt to raise the volatility of the Underlying to 5%. In this situation the exposure to the S&P 500® Total Return Index may increase above 100%, meaning that the Underlying would be more volatile than the S&P 500® Total Return Index.

In addition, the Underlying is rebalanced at the close of each index calculation day. Due to the method used to determine the Underlying’s exposure to the S&P 500® Total Return Index (as further described in “The Underlying” below), however, there is a lag of two index calculation days between the calculation of exposure to the S&P 500® Total Return Index and the rebalancing of the Underlying in accordance with that calculation. Due to this two-day lag and the fact that volatility can fluctuate significantly during this period, the Underlying will not reflect the most current volatility of the S&P 500® Total Return Index. This could result in a situation where the volatility of the Underlying is higher than the volatility of the S&P 500® Total Return Index.

•	Low volatility does not necessarily mean low risk. The Underlying employs a risk-control strategy that uses mathematical equations to target 5% volatility, as described below under “The Underlying”. Even if the Underlying successfully reduces the risk of large fluctuations as compared to the S&P 500® Total Return Index, the level of the S&P 500® Total Return Index, and thus the Underlying, may remain stable or steadily decrease over time.
•	The Underlying may not outperform the S&P 500® Total Return Index. The Underlying employs a risk-control strategy that uses mathematical equations to target 5% volatility. There is no guarantee that the 5% volatility target will successfully reduce the volatility of the Underlying. If there is a rapid and severe decline in the level of the S&P 500® Total Return Index, the Underlying may not adjust its exposure to the S&P 500® Total Return Index until the Underlying has declined by a substantial amount. In such case the return of the Underlying will be lower than that of the S&P 500® Total Return Index. No assurance can be given that this risk-control strategy will be successful or that the Underlying will outperform the S&P 500® Total Return Index.
•	There may be overexposure to the S&P 500® Total Return Index in bear markets or underexposure in bull markets. The Underlying is designed to achieve a volatility target of 5% regardless of the direction of price movements in the market. Therefore, in bull markets (when markets are appreciating), if realized volatility is higher than the volatility target, the exposure to the daily return of the S&P 500® Total Return Index will be less than 100%, the Underlying will be exposed to less than the full gains in the S&P 500® Total Return Index and the Underlying will experience lower returns than the S&P 500® Total Return Index. In contrast, if realized volatility is less than the volatility target, in a bear market (when markets are depreciating), the exposure to the daily return of the S&P 500® Total Return Index will be greater than 100%, the Underlying will be exposed to more than 100% of the losses in the S&P 500® Total Return Index and the Underlying will experience lower returns than the S&P 500® Total Return Index.
•	The Underlying is an excess return index and therefore its performance will reflect borrowing costs. The Underlying is an excess return version of the S&P 500® Total Return Index, meaning that it is designed to measure the return on a hypothetical investment in the S&P 500® Total Return Index that is made with borrowed funds (subject to a risk-control strategy as described below under “The Underlying”). Borrowing costs for these funds are assessed at a rate of overnight U.S. dollar LIBOR. Such borrowing costs will be deducted in calculating the return of the Underlying and therefore will reduce any positive return and will increase any negative return relative to the S&P 500® Total Return Index. Investing in the Notes may, therefore, not generate the same return as one would obtain from investing directly in a “total return” version of the Underlying.
•	The cost of borrowing is ignored when determining how much money to borrow, even if a prudent investor would choose not to borrow money to invest in the S&P 500® Total Return Index at such time. The cost of borrowing may exceed the return from the S&P 500® Total Return Index if such return decreases or if interest rates increase (or both).
•	The Underlying has limited actual historical information. The Underlying has a launch date of September 10, 2009. Because the Underlying is of recent origin and limited actual historical performance data exists with respect to it, your investment in the Notes may involve a greater risk than investing in notes linked to an Underlying with a more established record of performance.
•	Trading and hedging activities by us, the Guarantor and any of our other affiliates may create conflicts of interest with you and may affect your return on the Notes and their market value. We, the Guarantor or one or more of our other affiliates, including BofAS, may buy or sell the securities held by or included in the Underlying, or futures or options contracts on the Underlying or those securities, or other listed or

NOTES | PS-9

NOTES Linked to the S&P 500® Daily Risk Control 5% USD Excess Return Index

over-the-counter derivative instruments linked to the Underlying or those securities. While we, the Guarantor or one or more of our other affiliates, including BofAS, may from time to time own the securities represented by the Underlying, except to the extent that BAC’s common stock may be included in the Underlying, we, the Guarantor and our other affiliates, including BofAS, do not control any company included in the Underlying, and have not verified any disclosure made by any other company. We, the Guarantor or one or more of our other affiliates, including BofAS, may execute such purchases or sales for our own or their own accounts, for business reasons, or in connection with hedging our obligations under the Notes. These transactions may present a conflict of interest between your interest in the Notes and the interests we, the Guarantor and our other affiliates, including BofAS, may have in our or their proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These transactions may affect the value of the Underlying in a manner that could be adverse to your investment in the Notes. On or before the pricing date, any purchases or sales by us, the Guarantor or our other affiliates, including BofAS or others on its behalf (including for the purpose of hedging anticipated exposures), may affect the value of the Underlying. Consequently, the value of the Underlying may change subsequent to the pricing date, adversely affecting the market value of the Notes.

We, the Guarantor or one or more of our other affiliates, including BofAS, may also engage in hedging activities that could affect the value of the Underlying on the pricing date. In addition, these activities may decrease the market value of your Notes prior to maturity, and may affect the amounts to be paid on the Notes. We, the Guarantor or one or more of our other affiliates, including BofAS, may purchase or otherwise acquire a long or short position in the securities represented by the Underlying and may hold or resell the Notes. For example, BofAS may enter into these transactions in connection with any market making activities in which it engages. We cannot assure you that these activities will not adversely affect the value of the Underlying, the market value of your Notes prior to maturity or the amounts payable on the Notes.

•	There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours. We have the right to appoint and remove the calculation agent. One of our affiliates will be the calculation agent for the Notes and, as such, will make a variety of determinations relating to the Notes, including the amounts that will be paid on the Notes. Under some circumstances, these duties could result in a conflict of interest between its status as our affiliate and its responsibilities as calculation agent.
•	The U.S. federal income tax consequences of an investment in the Notes are uncertain, and may be adverse to a holder of the Notes. No statutory, judicial, or administrative authority directly addresses the characterization of the Notes or securities similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. We intend to treat the Notes as debt instruments for U.S. federal income tax purposes. Accordingly, you should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See the section entitled “U.S. Federal Income Tax Summary”
•	You may be required to include income on the Notes over their term, even though you will not receive any payments until maturity. The notes will be considered to be issued with original issue discount. You will be required to include income on the Notes over their term based upon a comparable yield, even though you will not receive any payments until maturity. You are urged to review the section entitled “U.S. Federal Income Tax Summary” and consult your own tax advisor.

NOTES | PS-10

NOTES Linked to the S&P 500® Daily Risk Control 5% USD Excess Return Index

The Underlying

All disclosures contained in this pricing supplement regarding the Underlying, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC (“SPDJI”), the sponsor of the Underlying, the S&P 500® Total Return Index and the S&P 500® Index (“SPX”). We refer to SPDJI as the “Underlying Sponsor”. The Underlying Sponsor, which licenses the copyright and all other rights to the Underlying, has no obligation to continue to publish, and may discontinue publication of, the Underlying. The consequences of the Underlying Sponsor discontinuing publication of the Underlying are discussed in “Description of the Notes—Discontinuance of an Index” in the accompanying product supplement. None of us, the Guarantor, the calculation agent, or BofAS accepts any responsibility for the calculation, maintenance or publication of the Underlying or any successor index. None of us, the Guarantor, BofAS or any of our other affiliates makes any representation to you as to the future performance of the Underlying. You should make your own investigation into the Underlying.

The S&P 500® Daily Risk Control 5% USD Excess Return Index

The S&P 500® Daily Risk Control 5% USD Excess Return Index (the “SPXT5UE”) is a volatility controlled excess return version of its underlying index, the S&P 500® Total Return Index, meaning that it is designed to measure the return on a hypothetical investment in the S&P 500® Total Return Index that is made with borrowed funds, subject to a risk control strategy that seeks to maintain a 5% volatility level by dynamically adjusting exposure to the S&P 500® Total Return Index on a daily basis. Notwithstanding that the title of the SPXT5UE includes the phrase “Risk Control”, the SPXT5UE may decrease significantly more or increase significantly less than the S&P 500® Total Return Index.

The SPXT5UE’s exposure to the S&P 500® Total Return Index can be greater than, less than or equal to 100%. An exposure greater than 100% of the daily return of the S&P 500® Total Return Index is a leveraged position where the exposure to the S&P 500® Total Return Index is increased by hypothetically borrowing cash (and paying interest on such cash as described below) and investing the proceeds in the S&P 500® Total Return Index. An exposure less than 100% of the daily return of the S&P 500® Total Return Index is a deleveraged position where the exposure to the S&P 500® Total Return Index is decreased by hypothetically selling some of the exposure, which results in a hypothetical cash position. An exposure equal to 100% of the daily return of the S&P 500® Total Return Index has the same daily return as the S&P 500® Total Return Index. Interest cost accrues on the amount of any hypothetical cash loan and interest gain accrues on the amount of any hypothetical cash position. The rate of overnight U.S. dollar LIBOR is used to calculate the interest cost or gain. SPDJI may use other successor interest rates if overnight U.S. dollar LIBOR is unavailable, and a 360-day year is assumed for the interest calculations in accordance with U.S. banking practices.

The “leverage factor” is used to determine whether the exposure to the S&P 500® Total Return Index should be greater than, less than or equal to 100% of the daily return of the S&P 500® Total Return Index. Each index calculation day (“T”), SPDJI calculates the leverage factor for the following index calculation day (“T + 1”) as follows: the volatility target divided by the “realized volatility” (as defined below) for the second preceding index calculation day (“T - 2”), subject to a maximum leverage factor of 150% and a minimum leverage factor of 0%. Although the SPXT5UE is rebalanced at the close of each index calculation day, because of how the leverage factor is calculated, there is a lag of two index calculation days between the calculation of the leverage factor and the rebalancing of the SPXT5UE in accordance with that calculation.

“Realized volatility” is a measurement of risk based on the changes to the historical daily return of the S&P 500® Total Return Index over time, taking into account the borrowing costs of the SPXT5UE as described below. Realized volatility is calculated as the greater of short-term volatility and long-term volatility. Both short-term volatility and long-term volatility are calculated using exponentially weighted moving averages that assign greater importance to more recent changes to the historical daily return through the use of a decay factor that determines the weight of each historical daily return in the calculation of realized volatility. When volatility increases (or decreases), short-term volatility will increase (or decrease) more quickly than long-term volatility. If realized volatility is less than 5%, the leverage factor will be greater than one and the exposure to the daily return of the S&P 500® Total Return Index will be greater than 100%, minus interest costs. If realized volatility is greater than 5%, the leverage factor will be less than one and the exposure to the daily return of the S&P 500® Total Return Index will be less than 100%, plus interest gain. If realized volatility is equal to 5%, the leverage factor will be equal to one and exposure to the daily return of the S&P 500® Total Return Index will be equal to 100% and there will be no interest cost or gain.

Borrowing costs for these funds are generally assessed at a rate of overnight U.S. dollar LIBOR. Thus the return of an excess return index will be equal to that of its underlying index less the associated borrowing costs. The level of the SPXT5UE on an index calculation day (“T”) is equal to the product of (a) the level of the SPXT5UE on the previous index calculation day (“T – 1”) multiplied by (b) (i) the return of the S&P 500® Total Return Index on the index calculation day (“T”) minus (ii) the borrowing costs. The SPXT5UE had a launch date of September 10, 2009, with a base value of 100 as of its base date, December 31, 1990. Additional information is available on the following website: us.spindices.com/indices/strategy/sp-500-daily-risk-control-5-usd-excess-return-index. We are not incorporating by reference the website or any material it includes in this pricing supplement.

The SPX includes a representative sample of 500 companies in leading industries of the U.S. economy. The SPX is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the SPX is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

NOTES | PS-11

NOTES Linked to the S&P 500® Daily Risk Control 5% USD Excess Return Index

The SPX includes companies from eleven main groups: Communication Services; Consumer Discretionary; Consumer Staples; Energy; Financials; Health Care; Industrials; Information Technology; Real Estate; Materials; and Utilities. The Underlying Sponsor may from time to time, in its sole discretion, add companies to, or delete companies from, the SPX to achieve the objectives stated above.

Company additions to the SPX must have an unadjusted company market capitalization of $8.2 billion or more (an increase from the previous requirement of an unadjusted company market capitalization of $6.1 billion or more).

SPDJI calculates the SPX by reference to the prices of the constituent stocks of the SPX without taking account of the value of dividends paid on those stocks. As a result, the return on the Notes will not reflect the return you would realize if you actually owned the SPX constituent stocks and received the dividends paid on those stocks.

The S&P 500® Total Return Index

The S&P 500® Total Return Index is a total return-based calculation of the S&P 500® Index. The S&P 500® Total Return Index represents the total return earned in a portfolio that tracks the S&P 500® Index and reinvests dividend income in the overall index, not in the specific stock paying the dividend. The S&P 500® Total Return Index is built from the price return version of the S&P 500® Index but accounts for daily total dividend returns. The first step is to calculate the total dividend paid on a given day. A total daily dividend amount is calculated as the aggregate of (a) the number of shares of each stock in the S&P 500® Index times (b) the dividend per share paid for such stock. This calculation is performed for each trading day. Ordinary cash dividends are applied on the ex-dividend date in calculating the total return index. The S&P 500® Total Return Index reflects both ordinary and special cash dividends. S&P Dow Jones Indices will generally consider the third consecutive instance of a non-ordinary dividend (in terms of timing, not amount) to be ordinary for index calculation purposes as a third consecutive instance will now be considered to be part of the normal payment pattern established by the company.

The total daily dividend amount calculated above is converted to index points by dividing such amount by the divisor for the price return version of the S&P 500® Index. The daily total return for the S&P 500® Total Return Index is then determined by calculating (a) the sum of (i) the level of the price return version of the S&P 500® Index on that day plus (ii) the index points reflecting the total daily dividend amount on such day divided by (b) the level of the price return version of the S&P 500® Index for the previous day minus (c) one. The daily total return is used to update the S&P 500® Total Return Index level from one day to the next by calculating the product of (a) the level of the S&P 500® Total Return Index from the previous day times (b) the sum of (i) one plus (ii) the daily total return for the given day.

Additional information is available on the following website: us.spindices.com/indices/equity/sp-500. We are not incorporating by reference the website or any material it includes in this pricing supplement.

The S&P 500® Index

The SPX includes a representative sample of 500 companies in leading industries of the U.S. economy. The SPX is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the SPX is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

The SPX includes companies from eleven main groups: Communication Services; Consumer Discretionary; Consumer Staples; Energy; Financials; Health Care; Industrials; Information Technology; Real Estate; Materials; and Utilities. The Underlying Sponsor may from time to time, in its sole discretion, add companies to, or delete companies from, the SPX to achieve the objectives stated above.

Company additions to the SPX must have an unadjusted company market capitalization of $8.2 billion or more (an increase from the previous requirement of an unadjusted company market capitalization of $6.1 billion or more).

SPDJI calculates the SPX by reference to the prices of the constituent stocks of the SPX without taking account of the value of dividends paid on those stocks. As a result, the return on the Notes will not reflect the return you would realize if you actually owned the SPX constituent stocks and received the dividends paid on those stocks.

Computation of the SPX

While the SPDJI sponsor currently employs the following methodology to calculate the Underlying, no assurance can be given that the Underlying sponsor will not modify or change this methodology in a manner that may affect the Redemption Amount.

Historically, the market value of any component stock of the SPX was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, SPDJI began shifting the SPX halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the SPX to full float adjustment on September 16, 2005. SPDJI’s criteria for selecting stocks for the SPX did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the SPX.

Under float adjustment, the share counts used in calculating the SPX reflect only those shares that are available to investors, not all of a company’s outstanding shares. Float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies.

NOTES | PS-12

NOTES Linked to the S&P 500® Daily Risk Control 5% USD Excess Return Index

In September 2012, all shareholdings representing more than 5% of a stock’s outstanding shares, other than holdings by “block owners,” were removed from the float for purposes of calculating the SPX. Generally, these “control holders” will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, ESOPs, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings. However, holdings by block owners, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float.

Treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares held in a trust to allow investors in countries outside the country of domicile, such as depositary shares and Canadian exchangeable shares are normally part of the float unless those shares form a control block. If a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class are treated as a control block.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares by the total shares outstanding. Available float shares are defined as the total shares outstanding less shares held by control holders. This calculation is subject to a 5% minimum threshold for control blocks. For example, if a company’s officers and directors hold 3% of the company’s shares, and no other control group holds 5% of the company’s shares, SPDJI would assign that company an IWF of 1.00, as no control group meets the 5% threshold. However, if a company’s officers and directors hold 3% of the company’s shares and another control group holds 20% of the company’s shares, SPDJI would assign an IWF of 0.77, reflecting the fact that 23% of the company’s outstanding shares are considered to be held for control. As of July 31, 2017, companies with multiple share class lines are no longer eligible for inclusion in the SPX. Constituents of the SPX prior to July 31, 2017 with multiple share class lines will be grandfathered in and continue to be included in the SPX. If a constituent company of the SPX reorganizes into a multiple share class line structure, that company will remain in the SPX at the discretion of the S&P Index Committee in order to minimize turnover.

The SPX is calculated using a base-weighted aggregate methodology. The level of the SPX reflects the total market value of all component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to work with and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941- 43 = 10. In practice, the daily calculation of the SPX is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the SPX, it serves as a link to the original base period level of the SPX. The index divisor keeps the SPX comparable over time and is the manipulation point for all adjustments to the SPX, which is index maintenance.

Index Maintenance

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the SPX, and do not require index divisor adjustments.

To prevent the level of the SPX from changing due to corporate actions, corporate actions which affect the total market value of the SPX require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the SPX remains constant and does not reflect the corporate actions of individual companies in the SPX. Index divisor adjustments are made after the close of trading and after the calculation of the SPX closing level.

Changes in a company’s shares outstanding of 5.00% or more due to mergers, acquisitions, public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. Share changes due to mergers or acquisitions of publicly held companies that trade on a major exchange are implemented when the transaction occurs, even if both of the companies are not in the same headline index, and regardless of the size of the change. All other changes of 5.00% or more (due to, for example, company stock repurchases, private placements, redemptions, exercise of options, warrants, conversion of preferred stock, Notes, debt, equity participation units, at-the-market offerings, or other recapitalizations) are made weekly and are announced on Fridays for implementation after the close of trading on the following Friday.

Changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two to five days prior.

If a change in a company’s shares outstanding of 5.00% or more causes a company’s IWF to change by five percentage points or more, the IWF is updated at the same time as the share change. IWF changes resulting from partial tender offers are considered on a case by case basis.

NOTES | PS-13

NOTES Linked to the S&P 500® Daily Risk Control 5% USD Excess Return Index

Historical Performance of the SPX5UE

The following graph sets forth the daily historical performance of the SPX5UE in the period from September 10, 2009 (the date the Underlying was launched) through December 3, 2019. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On December 3, 2019, the closing level of the Underlying was 147.656. The actual Starting Value will be determined on the pricing date.

This historical data on the SPX5UE is not necessarily indicative of the future performance of the SPX5UE or what the value of the Notes may be. Any historical upward or downward trend in the level of the SPX5UE during any period set forth above is not an indication that the level of the SPX5UE is more or less likely to increase or decrease at any time over the term of the Notes.

Before investing in the Notes, you should consult publicly available sources for the levels of the SPX5UE.

License Agreement

S&P® is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). These trademarks have been licensed for use by S&P Dow Jones Indices LLC. “Standard & Poor’s®,” “S&P 500®” and “S&P®” are trademarks of S&P. These trademarks have been sublicensed for certain purposes by our affiliate, Merrill, Lynch, Fenner, Pierce & Smith (“MLPF&S”). The SPX is a product of S&P Dow Jones Indices LLC and/or its affiliates and has been licensed for use by MLPF&S.

The Notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices make no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the SPX to track general market performance. S&P Dow Jones Indices’ only relationship to MLPF&S with respect to the SPX is the licensing of the SPX and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its third party licensors. The SPX is determined, composed and calculated by S&P Dow Jones Indices without regard to us, MLPF&S, or the Notes. S&P Dow Jones Indices have no obligation to take our needs, BAC’s needs or the needs of MLPF&S or holders of the Notes into consideration in determining, composing or calculating the SPX. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the Notes or the timing of the issuance or sale of the Notes or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the Notes. There is no assurance that investment products based on the SPX will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC and its subsidiaries are not investment advisors. Inclusion of a security or futures contract within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security or futures contract, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the Notes currently being issued by us, but which may be similar to and competitive with the Notes. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the

NOTES | PS-14

NOTES Linked to the S&P 500® Daily Risk Control 5% USD Excess Return Index

SPX. It is possible that this trading activity will affect the value of the Notes.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY

FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY US, BAC, MLPF&S, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND MLPF&S, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

NOTES | PS-15

NOTES Linked to the S&P 500® Daily Risk Control 5% USD Excess Return Index

Supplement to the Plan of Distribution; Role of BofAS and Conflicts of Interest

BofAS, a broker-dealer affiliate of ours, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the Notes. Accordingly, the offering of the Notes will conform to the requirements of FINRA Rule 5121. BofAS may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

We expect to deliver the Notes against payment therefor in New York, New York on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the Notes occurs more than two business days from the pricing date, purchasers who wish to trade the Notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Under our distribution agreement with BofAS, BofAS will purchase the Notes from us as principal at the public offering price indicated on the cover of this pricing supplement, less the indicated underwriting discount. BofAS will sell the Notes to other broker-dealers that will participate in the offering and that are not affiliated with us, at an agreed discount to the principal amount. Each of those broker-dealers may sell the Notes to one or more additional broker-dealers. BofAS has informed us that these discounts may vary from dealer to dealer and that not all dealers will purchase or repurchase the Notes at the same discount. Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forgo some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the Notes in these fee-based advisory accounts may be as low as $970.00 per Note.

BofAS and any of our other broker-dealer affiliates may use this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. The selling agent may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market conditions at the time of the sale.

At BofAS’s discretion, for a short, undetermined initial period after the issuance of the Notes, BofAS may offer to buy the Notes in the secondary market at a price that may exceed the initial estimated value of the Notes. Any price offered by BofAS for the Notes will be based on then-prevailing market conditions and other considerations, including the performance of the Underlying and the remaining term of the Notes. However, none of us, the Guarantor, BofAS or any of our other affiliates is obligated to purchase your Notes at any price or at any time, and we cannot assure you that any party will purchase your Notes at a price that equals or exceeds the initial estimated value of the Notes.

Any price that BofAS may pay to repurchase the Notes will depend upon then prevailing market conditions, the creditworthiness of us and the Guarantor, and transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the Notes.

European Economic Area

None of this pricing supplement, the accompanying product supplement, the accompanying prospectus or the accompanying prospectus supplement is a prospectus for the purposes of the Prospectus Regulation (as defined below). This pricing supplement, the accompanying product supplement, the accompanying prospectus and the accompanying prospectus supplement have been prepared on the basis that any offer of Notes in any Member State of the European Economic Area (the “EEA”) which has implemented the Prospectus Regulation (each, a “Relevant Member State”) will only be made to a legal entity which is a qualified investor under the Prospectus Regulation (“Qualified Investors”). Accordingly any person making or intending to make an offer in that Relevant Member State of Notes which are the subject of the offering contemplated in this pricing supplement, the accompanying product supplement, the accompanying prospectus and the accompanying prospectus supplement may only do so with respect to Qualified Investors. Neither BofA Finance nor BAC have authorized, nor do they authorize, the making of any offer of Notes other than to Qualified Investors. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

PROHIBITION OF SALES TO EEA RETAIL INVESTORS – The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes: (a) a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (the Insurance Distribution Directive), as amended or superseded, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation; and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

The communication of this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement, the accompanying prospectus and any other document or materials relating to the issue of the Notes offered hereby is not being made, and such

NOTES | PS-16

NOTES Linked to the S&P 500® Daily Risk Control 5% USD Excess Return Index

documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, the Notes offered hereby are only available to, and any investment or investment activity to which this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement and the accompanying prospectus relates will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement or the accompanying prospectus or any of their contents.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the Notes may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer or the Guarantor.

All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the Notes in, from or otherwise involving the United Kingdom.

NOTES | PS-17

NOTES Linked to the S&P 500® Daily Risk Control 5% USD Excess Return Index

Structuring the Notes

The Notes are our debt securities, the return on which is linked to the performance of the Underlying. The related guarantee is BAC’s obligation. As is the case for all of our and BAC’s respective debt securities, including our market-linked notes, the economic terms of the Notes reflect our and BAC’s actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us and BAC, BAC typically borrows the funds under these types of notes at a rate, which we refer to in this pricing supplement as BAC’s internal funding rate, that is more favorable to BAC than the rate that it might pay for a conventional fixed or floating rate debt security. This generally relatively lower internal funding rate, which is reflected in the economic terms of the Notes, along with the fees and charges associated with market-linked notes, typically results in the initial estimated value of the Notes on the pricing date being less than their public offering price.

In order to meet our payment obligations on the Notes, at the time we issue the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of our other affiliates. The terms of these hedging arrangements are determined based upon terms provided by BofAS and its affiliates, and take into account a number of factors, including our and BAC’s creditworthiness, interest rate movements, the volatility of the Underlying, the tenor of the Notes and the hedging arrangements. The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.

BofAS has advised us that the hedging arrangements will include hedging related charges, reflecting the costs associated with, and our affiliates’ profit earned from, these hedging arrangements. Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than any expected amounts.

For further information, see “Risk Factors” beginning on page PS-8 above and “Supplemental Use of Proceeds” on page PS-16 of the accompanying product supplement.

NOTES | PS-18

NOTES Linked to the S&P 500® Daily Risk Control 5% USD Excess Return Index

U.S. Federal Income Tax Summary

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the Notes supplements, and to the extent inconsistent supersedes, the discussions under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and is not exhaustive of all possible tax considerations. In addition, any reference to “Morrison & Foerster LLP” in the aforementioned tax discussions in the accompanying prospectus and prospectus supplement should be read as a reference to “Sidley Austin LLP.” This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (“IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

Although the Notes are issued by us, they will be treated as if they were issued by Bank of America Corporation for U.S. federal income tax purposes. Accordingly throughout this tax discussion, references to “we,” “our” or “us” are generally to Bank of America Corporation unless the context requires otherwise.

This summary is directed solely to U.S. Holders and Non-U.S. Holders that, except as otherwise specifically noted, will purchase the Notes upon original issuance and will hold the Notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus. This discussion does not address the tax consequences applicable to holders subject to Section 451(b) of the Code. This summary assumes that the issue price of the Notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the Notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

General

No statutory, judicial, or administrative authority directly addresses the characterization of the Notes or securities similar to the Notes for U.S. federal income tax purposes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. We intend to treat the Notes as “contingent payment debt instruments” for U.S. federal income tax purposes, subject to taxation under the “noncontingent bond method.” The balance of this discussion assumes that this characterization is proper and will be respected.

U.S. Holders

If the Notes are properly characterized as contingent payment debt instruments for U.S. federal income tax purposes, such notes generally will be subject to Treasury regulations governing contingent payment debt instruments. Under those regulations, and as further described under “U.S Federal Income Tax Considerations—Taxation of Debt Securities—Consequences to U.S. Holders—Debt Securities Subject to Contingences” in the accompanying prospectus, a U.S. Holder will be required to report original issue discount (“OID”) or interest income based on a “comparable yield” and a “projected payment schedule,” established by us for determining interest accruals and adjustments with respect to the Notes. A U.S. Holder of the Notes generally will be required to include in income OID in excess of actual cash payments received for certain taxable years.

The following table is based upon a hypothetical projected payment schedule (including a hypothetical Redemption Amount) and a hypothetical comparable yield equal to 2.3000% per annum (compounded semi-annually). The hypothetical comparable yield is our current estimate of the comparable yield based upon market conditions as of the date of this preliminary pricing supplement. It has been determined by us for purposes of illustrating the application of the Code and the Treasury regulations to the Notes as if the Notes had been issued on December 19, 2019 and were scheduled to mature on December 19, 2024. This tax accrual table is based upon a hypothetical projected payment schedule per $1,000.00 principal amount of the Notes, which would consist of a single payment of $1,121.1375 at maturity. The following table is for tax purposes only, and we make no representations or predictions as to what the actual Redemption Amount will be. The actual “projected payment schedule” will be completed on the pricing date, and included in the final pricing supplement.

NOTES | PS-19

NOTES Linked to the S&P 500® Daily Risk Control 5% USD Excess Return Index

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1,000 principal amount of the Notes)	Total Interest Deemed to Have Accrued from Original Issue Date (per $1,000 principal amount of the Notes)
December 19, 2019 through December 31, 2019	$0.7028	$0.7028
January 1, 2020 through December 31, 2020	$23.1485	$23.8513
January 1, 2021 through December 31, 2021	$23.6840	$47.5353
January 1, 2022 through December 31, 2022	$24.2318	$71.7671
January 1, 2023 through December 31, 2023	$24.7924	$96.5595
January 1, 2024 through December 19, 2024	$24.5780	$121.1375

Hypothetical Projected Redemption Amount = $1,121.1375 per note.

Upon a sale, exchange, retirement, or other disposition of the Notes, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized and that holder’s tax basis in the Notes. A U.S. Holder’s tax basis in the Notes generally will equal the cost of the Notes, increased by the amount of OID previously accrued by the holder for the Notes. A U.S. Holder generally will treat any gain as interest income, and will treat any loss as ordinary loss to the extent of the previous interest inclusions in respect of the notes, and the balance as long-term or short-term capital loss depending upon the U.S. Holder’s holding period for the note. The deductibility of capital losses by a U.S. Holder is subject to limitations.

Non-U.S. Holders

Please see the discussion under “U.S. Federal Income Tax Considerations—Taxation of Debt Securities—Consequences to Non-U.S. Holders” in the accompanying prospectus for the material U.S. federal income tax consequences that will apply to Non-U.S. Holders of the Notes, except that the following disclosure supplements the discussion in the prospectus.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder. Under Treasury regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes, if a payment with respect to such interest could give rise to a U.S. source dividend. However, IRS guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2021. Based on our determination that the Notes are not delta-one instruments, Non-U.S. Holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Underlying or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. Holders that enter, or have entered, into other transactions in respect of the Underlying or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the Notes.

Foreign Account Tax Compliance Act (“FATCA”)

The discussion in the accompanying prospectus under “U.S. Federal Income Tax Considerations – Foreign Account Tax Compliance Act” is hereby modified to reflect regulations proposed by Treasury indicating its intent to eliminate the requirements under FATCA of withholding on gross proceeds from the sale, exchange, settlement at maturity or other disposition of relevant financial instruments. Treasury has indicated that taxpayers may rely on these proposed regulations pending their finalization.

NOTES | PS-20

NOTES Linked to the S&P 500® Daily Risk Control 5% USD Excess Return Index

Where You Can Find More Information

The terms and risks of the Notes are contained in this pricing supplement and in the following related product supplement, prospectus supplement and prospectus, which can be accessed at the following links:

•	Product Supplement EQUITY-1 dated January 24, 2017:

https://www.sec.gov/Archives/edgar/data/70858/000119312517016445/d331325d424b5.htm

•	Series A MTN prospectus supplement dated November 4, 2016 and prospectus dated November 4, 2016: https://www.sec.gov/Archives/edgar/data/70858/000119312516760144/d266649d424b3.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website at www.sec.gov or obtained from BofAS by calling 1-800-294-1322. Before you invest, you should read the Note Prospectus, including this pricing supplement, for information about us, BAC and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this pricing supplement have the meanings set forth in the accompanying product supplement or prospectus supplement. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BofA Finance, and not to BAC.

As a result of the completion of the reorganization of Bank of America’s U.S. broker-dealer business, references to MLPF&S in the accompanying product supplement, prospectus supplement and prospectus, as such references relate to MLPF&S’s institutional services, should now be read as references to BofAS.

The Notes are our senior debt securities.  Any payments on the Notes are fully and unconditionally guaranteed by BAC. The Notes and the related guarantee are not insured by the Federal Deposit Insurance Corporation or secured by collateral.  The Notes will rank equally in right of payment with all of our other unsecured and unsubordinated obligations, and the related guarantee will rank equally in right of payment with all of BAC’s other unsecured and unsubordinated obligations, except obligations that are subject to any priorities or preferences by law. Any payments due on the Notes, including any repayment of the principal amount, will be subject to the credit risk of BofA Finance, as Issuer, and BAC, as Guarantor.

NOTES | PS-21